ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM	Submitted Pursuant to a Request for Confidential Treatment
Pursuant to 17 C.F.R. 200.83

May 1, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:                                         Mara L. Ransom/Daniel Porco — Legal

Jim Allegretto/Jason Niethamer — Accounting

Re:                                                                             DAVIDsTEA Inc.

Registration Statement on Form F-1

Filed April 2, 2015 and Amended on April 17, 2015
File No. 333-203219

SEC Comment Letter dated April 30, 2015

Ladies and Gentlemen:

On behalf of DAVIDsTEA Inc. (the “Company”), please find attached for public filing with the Securities and Exchange Commission (the “SEC”) via EDGAR the following responses to the comment letter dated April 30, 2015 from the Staff regarding the Registration Statement that was filed on April 17, 2015.

For your convenience, the Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Company are shown below each comment.  All references to page numbers in the Company’s responses are to the page numbers in the Registration Statement.

Notes to Consolidated Financial Statements

Note 17. Mandatorily Redeemable Preference Shares

Financial Derivative Liability, page F-29

1.              We note the assumptions relied upon when estimating the fair value of the derivative financial instrument using the Black Scholes option pricing model including the underlying value of common shares. We also note your anticipated price range after giving effect for the 1-for-1.6 forward share split in your response letter dated April 28, 2015. Please tell us more about the factors that would lead to such a large increase in the underlying value of common shares as of January 31, 2015, after giving effect to the forward share split, and the post share split anticipated price range for the offering. Please also specifically tell us whether the assumed market value of the common stock contemplates the forward stock split. We may have further comments after reviewing your response.

Response to Comment 1:

The Company supplementally advises the Staff that the variance in valuation of its common shares from January 31, 2015 to the valuation implied by the proposed initial public offering price range of USD$13.00 to $15.00 is a result of the Company’s use of two different valuation techniques, both of which the Company believes are reasonable.

Prior to its initial public offering process, the Company had been in the practice of obtaining and considering an independent third-party valuation in determining the fair market value of its common shares. The Company has obtained these valuations for the five consecutive quarters ending January 31, 2015 and considered them in determining fair value for third-party financings, financial derivative liability and equity award grants.  Typically, the Company’s third-party valuation firm has recommended a value for the Company based on a combination of approaches.  As of January 31, 2015, the Company concluded that an income approach, applying a discounted cash flow based on projections prepared by the Company, would provide the best indication of the fair market value of its common shares. The third-party valuation firm reviewed the basis for the projections, determining them to be reasonable for purposes of its valuation recommendation.  After arriving at valuations using the discounted cash flow models, the value of the common shares and options to purchase common shares were discounted to take into account the illiquid nature of the securities (“Illiquidity Discount”) and the presence of a controlling position (“Minority Discount”).

The Illiquidity Discount and Minority Discount, approximately [*****]% and [*****]%, respectively, applied as of the last valuation date contributed a modest portion of the increase between the IPO valuation (defined below) and the value of the common shares as of January 31, 2015.   The Illiquidity Discount was determined by reference to management’s plans for the business, the absence of a redemption policy, and the Company’s then-current plans for an IPO.

*****Confidential material redacted and separately filed with the Securities and Exchange Commission.

The Minority Discount was determined by reference to a minority shareholder’s inability to appoint management and directors or to generally direct the strategy of the Company.

The Company used a different approach to arrive at the valuation implied by the anticipated price range after giving effect to the 1-for-1.6 forward share split (the “IPO valuation”).  The Company discussed its potential market valuation with its underwriters in the process of preparing for its IPO and how best to position the Company consistent with investor interest and market practice. In positioning the Company to be marketed to investors, the underwriters recommended an IPO valuation based on a multiple of EBITDA that corresponded to peer companies, including [*****], [*****], [*****], [*****] and [*****].  The Company believes that this group of peer companies is appropriate. Based on an evaluation of likely peer companies in terms of market capitalization, the underwriters and the Company agreed upon a multiple within the range of [*****] to [*****] times Adjusted EBITDA as reasonable.  The assumed market value of the common shares contemplates completion of the forward share split prior to the completion of this offering.

Note 20. Income Taxes, page F-34

2.              We note your response to comment 3 and it remains unclear why there would be a decrease in the effective tax rate for the year ended January 26, 2013 and an increase in the effective tax rate for the year ended January 25, 2014 related to unrecognized benefits on U.S. tax losses. In this regard, please tell us whether you recognized a deferred tax asset related to the U.S. tax losses for either period along with a full valuation allowance given your assertion that prior to January 31, 2015 you determined that it was not probable that you would realize the benefits of the U.S. operating tax losses carried forward. Please also revise your filing to provide a narrative explanation of your line item descriptions as outlined in paragraph 81(d) of IAS 12.

Response to Comment 2:

To clarify the Company’s response to Comment 3 to the Staff’s comment letter dated April 13, 2015, the Company has added to the Registration Statement a numerical reconciliation for each year presented alongside the percentage reconciliation of the statutory tax rate to the effective tax rate on page F-34. For the years ended January 26, 2013 and January 25, 2014, a full valuation allowance was recorded related to U.S. tax losses, such that there was no deferred tax asset recorded related to the U.S. tax losses for either period.  In addition, the Company has amended Note 20 to its consolidated financial statements to provide an additional breakdown of the non-deductible items, in lieu of a narrative description below the table.

*****Confidential material redacted and separately filed with the Securities and Exchange Commission.

Note 22. Earnings Per Share, page F-36

3.                                      After reviewing your response to comment 4, please elaborate as to why you believe the disclosure requirements in paragraph 70 of IAS 33 are insignificant in light of the material difference between basic and diluted EPS for the year ended January 31, 2015. Alternatively, you may revise your filing to provide all of the disclosures outlined in paragraph 70 of IAS 33.

Response to Comment 3:

The Company has updated the Registration Statement at page F-37 in response to comment 3.

*   *   *

*****Confidential material redacted and separately filed with the Securities and Exchange Commission.

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions or comments about this letter or need any further information, please call the undersigned at (617) 951-7980 or Jane Goldstein of our offices at (617) 951-7431.

Very truly yours,

/s/ Marko Zatylny

Marko Zatylny

cc:
Sylvain Toutant
Luis Borgen

*****Confidential material redacted and separately filed with the Securities and Exchange Commission.